UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GENERAL FINANCE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

369822101
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 369822101

1		NAME OF REPORTING PERSON JACK SILVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,620,880
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,620,880
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,880
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 369822101

1		NAME OF REPORTING PERSON sherleigh associates inc. profit sharing plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 807,066
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 807,066
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 807,066
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12		TYPE OF REPORTING PERSON EP

CUSIP No. 369822101

1		NAME OF REPORTING PERSON LEIGH SILVER ROTH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION new york
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,150
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,150
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,150
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 369822101

1		NAME OF REPORTING PERSON ROMY SILVER ROTH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION new york
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,150
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,150
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,150
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 369822101

1		NAME OF REPORTING PERSON SILVER family 2007 limited partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 369822101

1		NAME OF REPORTING PERSON JACK SILVER ROTH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION new york
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,513
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,513
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,513
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 369822101

1		NAME OF REPORTING PERSON JACK SILVER ROTH LLC 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION new york
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 369822101

1		NAME OF REPORTING PERSON rs properties i LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 29,120
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 29,120
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,120
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 369822101

Item 1.

(a)       Name of Issuer:

General Finance Corporation

(b)       Address of Issuer’s Principal Executive Offices:

39 East Union Street

Pasadena, CA 91103

Item 2.

(a)       Name of Person Filing:

Jack Silver

Sherleigh Associates Inc. Profit Sharing Plan

Leigh Silver Roth LLC, a New York limited liability company

Romy Silver Roth LLC, a New York limited liability company

Silver Family 2007 Limited Partnership, a Delaware limited partnership

Jack Silver Roth LLC, a New York limited liability company

Jack Silver Roth LLC 2, a New York limited liability company

RS Properties I LLC, a New York limited liability company

(b)       Address of Principal Business Office or, if none, Residence:

80 Columbus Circle PH76A

New York, NY 10023

(c)       Citizenship:

United States

(d)       Title of Class of Securities:

Common Stock

(e)       CUSIP Number:

369822101

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or Dealer registered under Section 15 of the Act

(b) ☐ Bank as defined in section 3(a)(6) of the Act

CUSIP No. 369822101

(c) ☐ Insurance Company as defined in section 3(a)(19) of the Act

(d) ☐ Investment Company registered under section 8 of the Investment Company Act of 1940

(e) ☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) ☐ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) ☐ Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4. Ownership.

(a) – (c)

As of the date hereof, the reporting persons beneficially owned, in the aggregate, 1,650,000 shares of common stock of General Finance Corporation (the “Common Stock”) representing 6.2% of the outstanding common stock, based on 26,721,974 shares of Common Stock outstanding as reported in the issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2017. Such shares of Common Stock include (i) 765,000 shares held by Jack Silver, (ii) 807,066 shares held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is the trustee, (iii) 3,150 shares held by Leigh Silver Roth LLC, a limited liability company of which Mr. Silver is a Manager, (iv) 3,150 shares held by Romy Silver Roth LLC, a limited liability company of which Mr. Silver is a Manager, (v) 1 share held by Silver Family 2007 Limited Partnership, a limited partnership of which Mr. Silver is the General Manager, (vi) 22,513 shares held by Jack Silver Roth LLC, a limited liability company of which Mr. Silver is a Manager, (vi) 20,000 shares held by Jack Silver Roth LLC 2, a limited liability company of which Mr. Silver is a Manager, and (vii) 29,120 shares held by RS Properties I LLC.

Mr. Silver has the sole voting and dispositive power with respect to 1,620,880 shares of Common Stock held by Mr. Silver, Sherleigh Associates Inc. Profit Sharing Plan, Leigh Silver Roth LLC, Romy Silver Roth LLC, Silver Family 2007 Limited Partnership, Jack Silver Roth LLC and Jack Silver Roth LLC 2.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 369822101

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

A “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, may have been formed that includes, Jack Silver and RS Properties I LLC.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2018
Date

/s/ Jack Silver
Jack Silver

Sherleigh Associates Inc. Profit Sharing Plan

By:	/s/ Jack Silver
Name: Jack Silver
Title: Trustee

CUSIP No. 369822101

Leigh Silver Roth LLC

By:	/s/ Jack Silver
Name: Jack Silver
Title: Manager

Romy Silver Roth LLC

By:	/s/ Jack Silver
Name: Jack Silver
Title: Manager

Silver Family 2007 Limited Partnership

By:	/s/ Jack Silver
Name: Jack Silver
Title: General Partner

Jack Silver Roth LLC

By:	/s/ Jack Silver
Name: Jack Silver
Title: Manager

Jack Silver Roth LLC 2

By:	/s/ Jack Silver
Name: Jack Silver
Title: Manager

RS Properties I LLC

By:	/s/ Jesse Kohn
Name: Jesse Kohn
Title: Manager